Exhibit 99.2

ABITS GROUP INC

CONSOLIDATED BALANCE SHEETS

		As of	As of
	Note	June 30, 2026 (Unaudited)	December 31, 2025
ASSETS
Current Assets
Cash and cash equivalents		$79,007	$83,837
Receivable and Other receivables		814,410	816,847
Accounts prepaid		1,000	-
Total current assets		894,417	900,684
Digital assets	1	1,445,832	1,483,451
Property, equipment and vehicles	2	6,822,932	8,530,215
Total non-current assets		8,268,764	10,013,666
Total Assets		9,163,181	10,914,350

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Payable, other payable and accruals		$1,054,417	$1,258,579
Short-term loan from unrelated third party	3	1,250,000	1,500,000
Total current liabilities		2,304,417	2,758,579
Non-Current liabilities
Long-term loan from unrelated third party		-	375,000
Total non-current liabilities		-	375,000
Total Liabilities		2,304,417	3,133,579
Stockholders’ Equity
Preferred stock, no par value, authorized: unlimited shares, 333,333 shares issued and outstanding as of June 30, 2026 and December,31 2025		$5,050	$5,050
Common stock, no par value, authorized: unlimited shares. Issued and outstanding: 3,214,445 shares as of June 30, 2026 and 2,369,995 shares as of December 31, 2025	6	35,554	35,554
Additional paid-in capital		91,202,699	89,556,913
Accumulated deficit		(84,223,968)	(81,672,879)
Accumulated other comprehensive income		(160,571)	(143,867)
Total Shareholders’ Equity		6,858,764	7,780,771
Total Liabilities and Shareholders’ Equity		$9,163,181	$10,914,350

F-1

ABITS GROUP INC

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

		Six Months Ended	Six Months Ended
	Note	June 30, 2026	June 30, 2025
Revenue	4	$3,195,414	$3,995,558
Direct costs of revenue	5	(2,759,655)	(1,856,866)
Profit from operations		435,759	2,138,692
General and administrative expenses		(500,027)	(1,133,589)
Depreciation		(2,014,958)	(1,619,905)
Gain on disposal of miners and other net income		141,893	-
Interest expense	3	(184,633)	(90,000)
Fair value changes of digital assets		(419,009)	364,800
Loss before tax		(2,540,975)	(340,002)
Income taxes		(10,114)	(14,785)
Loss after tax		(2,551,089)	(354,787)
Foreign exchange adjustment		(16,704)	260
Comprehensive loss for the period		$(2,567,793)	$(354,527)

Basic and diluted loss per ordinary share		$(0.79)	$(0.15)
Basic and diluted average number of ordinary shares outstanding		3,214,445	2,369,995

F-2

ABITS GROUP INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES TO STOCKHOLDERS’ EQUITY

	Preferred Shares		Ordinary Shares		Additional paid-in	Accumulated	Accumulated other comprehensive
	Number	Amount($)	Number	Amount($)	Capital($)	Deficit($)	Income($)	Total($)
Balance, December 31, 2024	333,333	$5,050	2,369,995	$35,554	$89,290,193	$(78,803,383)	$(146,463)	$10,380,951
Net loss for the first half of year	-	-	-	-	-	(354,787)	-	(354,787)
Foreign exchange adjustment	-	-	-	-	-	-	260	260
Balance June 30,2025	333,333	$5,050	2,369,995	$35,554	$89,290,193	$(79,158,170)	$(146,203)	$10,026,424
Net loss for the Second half of year	-	-	-	-		(2,514,709)	-	(2,514,709)
Foreign exchange adjustment							2,336	2,336
Compensation	-	-	-	-	266,720	-	-	266,720
Balance, December 31, 2025	333,333	$5,050	2,369,995	$35,554	$89,556,913	$(81,672,879)	$(143,867)	$7,780,771
Net loss for the first half of year	-	-	-	-	-	(2,551,089)	-	(2,551,089)
Share Issuance	-	-	844,450	-	1,645,786	-		1,645,786
Foreign exchange adjustment	-	-	-	-	-	-	(16,704)	(16,704)
Balance, June 30, 2026	333,333	$5,050	3,214,445	$35,554	$91,202,699	$(84,223,968)	$(160,571)	$6,858,764

F-3

ABITS GROUP INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended	For the Six Months Ended
	June 30, 2026	June 30, 2025

Net loss for the period	$(2,551,089)	$(354,787)
Adjustments to reconcile to cash used in operating activities:
Depreciation of property, and equipment	2,014,958	1,619,905
Fair value changes on digital assets	419,009	-
Non-operating income from insurance claims and disposal of vehicles	(141,893)	-
Changes in operating assets and liabilities:
Other receivables and prepayments	2,437	15,916
Other payable and accruals	(204,162)	(145,140)
Account prepaid and other deposits	(1,000)	-
Digital assets	(381,390)	(1,706,337)
Net cash (used in) operating activities	(843,130)	(570,443)
Cash flows from investing activities
Purchase of property and equipment	(307,675)	(3,028,603)
Proceeds from insurance claims and disposal of vehicles	141,893	-
Net cash (used in) investing activities	(165,782)	(3,028,603)
Cash flows from financing activities
Cash from financing activities:	1,645,786	3,000,000
Repayment of loans from unrelated third parties	(625,000)	(375,000)
Net cash generated from financing activities	1,020,786	2,625,000
Net cash inflow/(outflow) for the period	11,874	(974,046)
Effect of exchange rates on cash and cash equivalents	(16,704)	260
Net decrease in cash and cash equivalents	(4,830)	(973,786)
Cash and cash equivalents, beginning of year	83,837	1,118,929
Cash and cash equivalents, end of the period	$79,007	$145,143

See accompanying notes to unaudited consolidated financial statements

F-4

ABITS GROUP INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Digital assets

Digital assets comprise holdings of:

	June 30, 2026		December 31, 2025
BTC	Number	Value	Number	Value
Stock of bitcoins at the beginning of the period	15.99	1,460,834	2.58	246,136
Mined during the year	41.21	3,008,051	89.09	8,819,575
Exchanged for USD	(32.53)	(2,604,044)	(74.32)	(7,838,757)
Exchanged for USDT	-	-	(3.50)	(326,515)
Collected BTC	-	-	2.14	178,726
Change in fair value of Bitcoin	-	(419,009)	-	381,669
Stock of bitcoins at the end of the period	24.67	1,445,832	15.99	1,460,834

USDT:
Balance brought forward:		22,617		11,617
Proceeds from exchange of USD and USDC		124,430		2,564,355
Proceeds from exchange of bitcoins		-		326,514
Procurement of expenses		(147,047)		(2,879,869)
Balance carried forward:		-		22,617
Total per Note 1 to Balance Sheet		1,445,832		1,483,451

2. Property, equipment and vehicles

Cost:	Land	Plant	Equipment	Vehicles	Total

Balance, December 31, 2025	1,896,292	2,585,041	10,552,985	133,308	15,167,626
Additions	-	101,217	206,458	-	307,675
Balance, June 30, 2026	1,896,292	2,686,258	10,759,443	133,308	15,475,301

Depreciation:
Balance, December 31, 2025	-	1,026,860	5,477,243	133,308	6,637,411
Charge for the year	-	263,566	1,751,392	-	2,014,958
Balance, June 30, 2026	-	1,290,426	7,228,635	133,308	8,652,369
Net book value:
Balance, December 31, 2025	1,896,292	1,558,181	5,075,742	-	8,530,215

Balance, June 30, 2026	1,896,292	1,395,832	3,530,808	-	6,822,932

F-5

3. Loan and Interest expense

In March 2025, the   Company borrowed $ 3 million, with an annual interest rate of 12% and a term of two years. The repayment amount for each period is $125,000 with interest of $30,000, starting from April 2025.

4. Revenue

	2026-H1	2025-H1

Bitcoin operations in Duff site (1)	1,805,913	3,370,115
Bitcoin operation in Memphis site (2)	1,202,138	489,554
Hosting fees from third parties	187,363	135,889
Total	3,195,414	3,995,558

(1)	The output of bitcoins in Duff during the first half year of 2026 is 25.63 coins (2025-H1:33.33 coins).

(2)	The Company started mining in the Memphis site from the end of March 2025.The output of bitcoins is 15.58 coins during the first half year of 2026.

5. Direct costs of revenue

	2026-H1	2025-H1

Electricity cost in Duff site	1,359,520	1,353,685
Water fee in Duff site	105,222	142,879
Hosting fee in Memphis site(1)	1,054,696	113,498
Salaries(2)	240,217	246,804
Total	2,759,655	1,856,866

(1)	The Company signed an agreement with 4545 S Mendenhall LLC in March 2025.

(2)	The staff costs relate to that of the site manager, technicians and other part-time workers at the mining center in Duff, Tennessee.

F-6

6. Shares of Equity

(a)

On February 24, 2026, the Company closed registered direct offering with institutional investors of approximately $2.1 million of Ordinary Shares and pre-funded warrants at a price of $2.65 per Ordinary Share. The Company expects to use the net proceeds ($1.64m) from the offering, together with its existing cash, for general corporate purposes and working capital.

The offering consisted of the sale of 792,452 Ordinary Shares or Pre-Funded Warrants. The price per Ordinary Share was $2.65 (or $2.64999 for each Pre-Funded Warrant, which is equal to the offering price per Ordinary Share sold in the offering minus an exercise price of $0.00001 per Pre-Funded Warrant).

As of June 30, 2026, the-above-referenced warrants have been fully exercised (792,450 ordinay shares were issued due to rounding).

(b)

On March 30, 2026, the board of directors and the compensation committee of the Company adopted resolutions ratifying and approving the grant of the Restricted Stock Units (RSUs) set forth in the employment agreements of the CEO and former CFO:

● the Former CFO (Wanhong Tan) was awarded one hundred and eighty thousand (or 12,000 after adjustment for the one-for-fifteen reverse stock split effected in March 2025) RSUs to receive an equal number of ordinary shares of the Company, subject to the Company’s Omnibus Equity Incentive Plan, and

● grant the CEO six hundred thousand (or 40,000 after adjustment for the one-for-fifteen reverse stock split effected in March 2025) RSUs to receive an equal number of ordinary shares of the Company, subject to the Company’s Omnibus Equity Incentive Plan.

The aforementioned 40,000 and 12,000 underlying shares were fully issued on May 15, 2026.

7. Subsequent Event

(a)

On August 6, 2026, the Registrant’s CEO Conglin Deng transferred all of his beneficial interests in securities of the Registrant to ARC Group International Ltd. (“ARC”) pursuant to a Securities Purchase Agreement dated August 5, 2026. As a result of the transaction, ARC holds approximately 47% of the voting power of the Registrant, and Mr. Deng has 0% voting power. The transaction involved the transfer of existing interests, and no new securities were issued.

The purchase price consisted of $5.0 million in cash and a promissory note for $3.5 million, bearing 12% interest annually and maturing in August 2027 (the “Note”). If the Company completes an acquisition of assets or business operations from a third party within 180 days after the closing, the Company will issue to Mr. Deng ordinary shares having an aggregate value of $5.0 million, determined in accordance with the Purchase Agreement. If the Company does not complete such an acquisition within that period, ARC will pay Mr. Deng $5.0 million in cash.

Effective August 5, 2026, Tao Xu and Chuan Zhan resigned from the Company’s Board of Directors.

Phillip Balatsos and Andrew Hancox were appointed to fill the resulting vacancies.

(b)

On September 14, 2026, Abits Group Inc entered into a Securities Purchase Agreement with one institutional investor, providing for the issuance and sale of a convertible promissory note (the “Note”) in an original principal amount of US$16,470,588.24 for an aggregate purchase price of up to US$14,000,000, reflecting a fifteen percent (15%) original issue discount and thirteen percent (13%) interest fully earned and guaranteed for twelve (12) months. The purchase price is payable in three tranches of US$8,000,000, up to US$2,500,000 and up to US$3,500,000.

F-7

On September 14, 2026, pursuant to the Equity Purchase Agreement between the Registrant and investor, the Registrant issued to investor, in payment of the US$7,500,000 commitment fee thereunder, pre-funded warrants to purchase 5,357,143 Ordinary Shares at an exercise price of US$0.00001 per share, subject to the issuance of additional Commitment Shares (or pre-funded warrants in lieu thereof) pursuant to the true-up provisions of the Equity Purchase Agreement. No Put Shares have been issued under the Equity Purchase Agreement as of the date of this registration statement.

The company entered into the Placement Agent Agreement with RBW Capital Partners LLC/Dawson James Securities, Inc. The “Placement Agent” acted as exclusive placement agent on a best efforts basis, with no obligation to purchase securities. Compensation consists of a cash fee of eight percent (8.0%) of aggregate gross proceeds raised in the offering; a cash fee of three percent (3.0%) of aggregate gross proceeds raised under the Equity Purchase Agreement as capital is drawn down, to which the first fee does not apply; and warrants to purchase a number of Ordinary Shares equal to five percent (5.0%) of the aggregate Ordinary Shares, or share equivalents, placed in the offering, with a five-year term and an exercise price of 115% of the offering price.

(c)

On October 6, 2026, the Company terminated the employment of Conglin Deng as Chief Executive Officer without Cause. Mr. Deng automatically ceased serving as a director of the Company and as a member of all committees of the Board.

Effective as of October 6, 2026, Yanyan Sun resigned as a director of the Company and from all committees of the Board on which she served.

Effective as of October 6, 2026, Khuat Leok Choong, Lionel resigned as a director of the Company, as Chair of the Audit Committee, and from all other committees of the Board on which he served.

On October 6, 2026, the Board appointed Stephen Faucetta as Chief Executive Officer, Chairman of the Board and a director, and appointed Glenn Josephs and Mohsen (Michael) Khorassani as independent directors, in each case effective as of October 6, 2026. The appointments of Mr. Josephs and Mr. Khorassani filled the vacancies created by the resignations of Khuat Leok Choong Lionel and Yanyan Sun, respectively.

F-8